SEC Mail Processing

FEB 28 2020

Washington, DC

20008653

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-14045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Monroe Financial Partners, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 N. Riverside Plaza, Suite 1620
(No and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Carlino **(312) 327-2530**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaherty Salmin LLP
(Name – *if individual, state last, first, middle name)*

2300 Buffalo Road, Building 200	**Rochester**	**NY**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6.6

MONROE FINANCIAL PARTNERS, INC.

Statements of Financial Condition
December 31, 2019 and 2018

OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Monroe Financial Partners, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

STATE OF: ILLINOIS
COUNTY OF: COOK

SUBSCRIBED AND SWORN TO BEFORE ME THIS 26TH DAY OF FEBRUARY 2020
BY CRAIG CARLINO
Malgorzata Cichecki
Notary Public

MALGORZATA CICHECKI
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 4, 2023

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statements of Financial Condition.
[ ] (c) Statements of Income.
[ ] (d) Statements of Cash Flows.
[ ] (e) Statements of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital Under SEC Rule15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Monroe Financial Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Monroe Financial Partners, Inc. (a wholly owned subsidiary of Monroe Securities Holdings, Inc.) as of December 31, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Monroe Financial Partners, Inc. as of December 31, 2019 and 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, Monroe Financial Partners, Inc. has changed its method of accounting for its operating lease in 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)* on January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of Monroe Financial Partners, Inc.'s management. Our responsibility is to express an opinion on Monroe Financial Partners, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monroe Financial Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Flaherty Salmin LLP

We have served as Monroe Financial Partners, Inc.'s auditor since 2002.

Flaherty Salmin LLP
Rochester, New York

February 25, 2020

MONROE FINANCIAL PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
Cash	$ 176,505	$ 255,330
Receivable from Clearing Broker	473,979	1,690,158
Accounts receivable, trade	1,200	4,300
Securities in firm account, at fair value	2,703,189	1,070,924
Other assets	113,360	193,617
Property and equipment, net	78,750	91,359
Restricted deposit with Clearing Broker	100,000	100,000
Operating lease right-of-use asset, net	132,709	-
Goodwill	4,783,873	4,783,873
Total assets	$ 8,563,565	$ 8,189,561

LIABILITIES AND SHAREHOLDER'S EQUITY

	2019	2018
Liabilities:		
Accounts payable and other liabilities	$ 136,294	$ 160,466
Securities sold but not yet purchased, at fair value	106,567	2,288
Operating lease liability	187,951	-
Deferred lease incentive	-	79,474
Total liabilities	430,812	242,228
Shareholder's equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	9,300,600	9,300,600
Retained (deficit)	(1,175,525)	(1,360,945)
Total shareholder's equity	8,132,753	7,947,333
Total liabilities and shareholder's equity	$ 8,563,565	$ 8,189,561

See accompanying notes to financial statements

1. THE COMPANY

Monroe Financial Partners, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, National Financial Services LLC, on a fully disclosed basis. The Company also provides investment banking services and is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Changes - In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. ASU 2016-02, as amended, improves transparency and comparability among companies by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. The Company adopted the requirements of ASU 2016-02 on January 1, 2019, utilizing the alternative transition method provided by the FASB in ASU 2018-11, *Leases (Topic 842): Targeted Improvements*, and did not restate comparative periods as permitted under the standard.

The adoption of ASU 2016-02 increased right-of-use (ROU) lease related asset and liability by $192,346 and resulted in ROU asset and lease liability balances of $192,346 and $271,820, respectively, on the Company's statement of financial position as of January 1, 2019. The difference between the ROU asset and lease liability relates to $79,474 of unamortized landlord allowances and lease incentives that were reclassified from deferred lease incentive to operating lease liability.

Receivables - The Company has a receivable that arose from trading activity with its Clearing Broker and trade receivables that arose from its investment banking services. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding fair value measurements and disclosures. The majority of securities in firm account are comprised of stock in banks and bank holding companies that are transacted in thinly traded markets. The firm also has a significant long position (in aggregate) in various preferred stocks issued by utilities that are transacted in thinly traded markets.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Restricted Deposit with Clearing Broker - Restricted deposit represents the minimum cash balance required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Leases - On January 1, 2019, the Company adopted the requirements of ASU 2016-2. As a result of this adoption, the following accounting policies were implemented or changed.

At contract inception, the Company determines if the new contractual arrangement is a lease or contains a leasing arrangement. If a contract contains a lease, the Company evaluates whether it should be classified as an operating lease or a finance lease. Currently, the Company's only lease has been classified as an operating lease. Upon modification of the contract, the Company will reassess to determine if a contract is or contains a leasing arrangement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company records a lease liability based on the future estimated cash payments discounted over the lease term, which is defined as the non-cancellable time period of the lease. As an implicit discount rate is not readily determinable in the Company's lease agreement, the Company uses its estimated secured incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The incremental borrowing rate is based on the borrowing rate of Monroe Securities Holdings, Inc., the parent Company of Monroe Financial Partners, Inc.

A right-of-use ("ROU") asset is measured as the amount of the lease liability with adjustments, if applicable, for lease incentives, initial direct costs incurred by the Company, and lease prepayments made prior to or at lease commencement. ROU assets are classified as operating lease right-of-use assets, net of accumulated amortization, on the Company's Statement of Financial Condition. The Company evaluates the carrying value of ROU assets if there are indicators of potential impairment, and performs the analysis concurrent with the review of the recoverability of the related asset group. If the carrying value of the asset group is determined to not be fully recoverable and is in excess of its estimated fair value, the Company will record an impairment loss in its Statement of Income. The Company did not recognize an impairment loss during the year ending December 31, 2019.

Fixed lease expense payments are recognized on a straight-line basis over the lease term. Variable lease payments vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time, and are often due to changes in external factors.

As part of the adoption of ASU No. 2016-02, the Company elected the following practical expedients: 1) lease vs. non-lease components relating to the real estate asset class; 2) the short-term lease exemption; and 3) the package of practical expedients, which permits the Company to not reassess prior conclusions about lease identification, lease classification, and initial direct costs under the new standard. In addition, the Company elected not to adopt the practical expedient related to hindsight.

<u>Goodwill</u> - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition. In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment. The Company performs a qualitative assessment annually to determine, whether it was more likely than not, that the fair value of its goodwill exceeds the carrying value. As of December 31, 2019, and 2018, the Company determined that it was more likely than not that the fair value of its goodwill exceeds the carrying value and no further impairment testing was required. None of the amount allocated to goodwill will be amortized for tax purposes.

<u>Income Taxes</u> - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivables. Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage. Credit risk with respect to its trade receivables is minimized due to the nature of the customer base, which consists of various stable financial institutions. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the investment securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

3. FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. FAIR VALUE MEASUREMENT, Continued

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$1,500,843	$ 619,062	$ -	$2,119,905
Other	145,561	119,788	-	265,349
Total common stock	1,646,404	738,850	-	2,385,254
Preferred stock				
Utilities	74,931	205,354	4,418	284,703
Other	6,274	19,347	-	25,621
Total preferred stock	81,205	224,701	4,418	310,324
Preferred trust				
Banks, thrifts and financial services	762	3,440	3,409	7,611
Total assets	$1,728,371	$ 966,991	$ 7,827	$2,703,189
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 106,567	$ -	$ -	$ 106,567

3. FAIR VALUE MEASUREMENT, Continued

The following table presents a reconciliation of activity for the Level 3 investments for 2019.

	Preferred Trust	Preferred Stock	Common Stock	Total
Balance, beginning of year	$ 1,346	$ 4,558	$ -	$ 5,904
Transfers into level 3	2,063	-	-	2,064
Net unrealized gain (loss) on investments	-	(140)	-	(140)
Balance, end of year	$ 3,409	$ 4,418	$ -	$ 7,827

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$ 516,065	$ 311,850	$ -	$ 827,915
Other	25,335	113,330	-	138,665
Total common stock	541,400	425,180	-	966,580
Preferred stock				
Utilities	52,844	19,981	4,558	77,383
Other	-	6,815	-	6,815
Total preferred stock	52,844	26,796	4,558	84,198
Preferred trust				
Banks, thrifts and financial services	-	2,874	1,346	4,220
Unit trust				
Real estate	4,709	9,588	-	14,297
Other	-	1,629	-	1,629
Total unit trust	4,709	11,217	-	15,926
	$ 598,953	$ 466,067	$ 5,904	$1,070,924
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 2,288	$ -	$ -	$ 2,288

3. FAIR VALUE MEASUREMENT, Continued

The following table presents a reconciliation of activity for the Level 3 investments for 2018.

	Preferred Trust	Preferred Stock	Common Stock	Total
Balance, beginning of year	$ 408,893	$ -	$ 1,775	$ 410,668
Transfers into level 3	-	3,854	-	3,854
Dispositions	(729,388)	-	(20)	(729,408)
Realized gain (loss) on disposition	729,388	-	(2,625)	726,763
Net unrealized gain (loss) on investments	(407,547)	704	870	(405,973)
Balance, end of year	$ 1,346	$ 4,558	$ -	$ 5,904

The Company assesses the levels of the investments at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2019	2018
Computer equipment, furniture and fixtures	$ 272,023	$ 254,474
Leasehold improvements	207,928	207,928
	479,951	462,402
Less: Accumulated depreciation	401,201	371,043
	$ 78,750	$ 91,359

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,980,282, which was $980,282 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .0967 to 1.

6. EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

7. RELATED PARTY TRANSACTIONS

The general partner and investment advisor of Siena Capital Partners I, LP (SCPI) and Siena Capital Partners Accredited, LP (SCPA) is Siena Capital Partners GP, LLC (SCPGP). SCPGP is owned by a majority of the shareholders of Monroe Securities Holdings, Inc. (MSHI), the parent company of Monroe Financial Partners, Inc. SCPI and SCPA utilize Monroe Financial Partners, Inc. as a broker/dealer. Monroe Financial Partners, Inc. also provides administrative services to SCPGP and may occasionally execute a trade for an employee.

The Company pays certain expenses of QwickRate, LLC (QR), another wholly owned subsidiary of MSHI. Amounts due from QR are included in other assets and totaled $1,731 and $83,856 as of December 31, 2019 and 2018, respectively.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the fair values of the related securities as of the date of the financial statements and will incur a loss if the fair value of the securities increases subsequent to the date of the financial statements.

9. OPERATING LEASE

The Company's lease portfolio consists of one operating lease agreement for its office space in Chicago, Illinois, which expires December, 2021. The lease agreement included an abatement of rent and a landlord contribution of $90,380.

The operating lease right-of-use asset, net of accumulated amortization consists of the following at December 31, 2019:

Operating lease right-of-use asset	$192,346
Less: Accumulated amortization	59,637
	$132,709

Future lease payments are as follows:

2020	$100,359
2021	102,619
Total future lease payments	202,978
Less: Imputed interest	15,027
Total operating lease liability	$187,951

As of December 31, 2019, the weighted average remaining lease term in years is 2.00 and the weighted average discount rate is 5.25%.

The Company is also required to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis. As of January 1, 2019, the additional monthly rental payment totaled $7,253 and the letter of credit security deposit requirement was $25,000.

10. CONTINGENCY

The common stock of the Company has been pledged as security in connection with a bank loan to Monroe Securities Holdings, Inc., the parent company of Monroe Financial Partners, Inc.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

12. RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." ASU No. 2018-13 modifies the disclosure requirements in Topic 820, "Fair Value Measurement," based on the FASB Concepts Statement, "Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements," including consideration of costs and benefits. This guidance is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential effects of this guidance on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairments." ASU No. 2017-04 establishes a one-step process for testing goodwill for a decrease in value, requiring a goodwill impairment loss to be measured as the excess of the reporting unit's carrying amount over its fair value. The guidance eliminates the second step of the current two-step process that requires the impairment to be measured as the difference between the implied value of a reporting unit's goodwill with the goodwill's carrying amount. This guidance is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential effects of this guidance on its financial statements.